Morgan Stanley Dean Witter Charter Series
Monthly Report
June 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of June 30, 2001 was as follows:

Funds	N.A.V.	 % change for month
Charter DWFCM	$17.24	 -2.12%
Charter Graham	$12.34	 -0.65%
Charter Millburn	$10.31	 -2.97%
Charter Welton	$  6.56	 -5.20%

Charter DWFCM
Charter DWFCM decreased in value during June primarily due to losses recorded in the global interest rate futures and currency markets. In the global interest rate futures markets, the most significant losses were recorded from short German bund and U.S. interest rate futures positions as prices jumped higher on weaker-than-expected U.S. and European economic data. In the currency markets, losses were recorded during mid-month from long Japanese yen positions as the value of the yen weakened versus the U.S. dollar as the Bank of Japan decided to keep its monetary policy unchanged. Additional losses were recorded from short positions in the euro as the value of the European common currency strengthened versus the U.S. dollar as hints of possible intervention by the European Central Bank to support the euro began to surface. A portion of these losses was offset by gains recorded in the energy markets from short natural gas and crude oil futures positions as prices fell following the release of higher-than-expected storage data. Short copper futures positions also profited as technically based factors and weak demand continued to push copper prices lower.

Charter Graham
Charter Graham decreased in value during June primarily due to losses recorded in the global interest rate futures markets during mid-month from short positions in U.S. interest rate futures as prices rallied on the possibility that the release of weak U.S. economic numbers would prompt the U.S. Federal Reserve to cut interest rates at its FOMC meeting late in the month. Smaller losses were recorded during mid-month from short positions in German interest rate futures as prices increased on the decline in U.S. equity prices. In the currency markets, losses were recorded early in the month from short positions in the euro as the value of the European common currency strengthened versus the U.S. dollar amid lingering threats of central bank intervention to support the euro and weak economic data out of the U.S. A portion of these losses was offset by gains recorded in the agricultural markets from short positions in wheat and corn futures as prices declined amid favorable weather forecasts in the U.S. Midwest. In the metals markets, profits were recorded late in the month from short copper futures positions as prices declined due to the continued slowdown in the U.S. economy and weak demand. Additional gains were experienced in the energy markets from short positions in natural gas futures as prices fell following the release of higher-than-expected storage data.

On June 14, 2001, the General Partner, after consultation with Graham Capital Management ("Graham Capital"), the Trading Advisor to
Charter Graham (the "Fund"), stopped using Graham's Non Trend Based
Program ("NTB") to trade Fund assets on the basis that NTB was not performing up to expectations. The General Partner instructed Graham Capital to liquidate all positions in NTB and to reallocate all assets from those positions to Graham Capital's K-4 Program, one of the other two Graham Capital programs used in the Fund. (The other is the Global Diversified Program.) With this reallocation, approximately 60% of the Fund's assets will be traded pursuant to the Global Diversified Program and 40% pursuant to K-4. Starting with the June closing, as well, the allocations of subscriptions, redemptions and exchanges will be similarly changed, with 60% allocated to the Global Diversified Program and 40% to the K-4 Program.

Charter Millburn

Charter Millburn decreased in value during June primarily due to losses recorded late in the month in the global interest rate futures markets from long positions in German interest rate futures as bond prices moved lower due to weakness in the euro, gains in the equity markets and a smaller cut in U.S. interest rates than some had expected. Additional losses were incurred late in the month from long positions in U.S. interest rate futures as prices dropped on a dimmed outlook for further aggressive interest rate cuts by the U.S. Federal Reserve following its 0.25% cut after the FOMC meeting. In the currency markets, losses were recorded early in the month from short positions in the euro as the value of the European common currency strengthened versus the U.S.
dollar amid lingering threats of central bank intervention to support the euro and weak economic data out of the U.S. A portion of these losses was offset by gains recorded in the soft commodities markets from long positions in sugar futures as prices rose on increasing demand in the Middle East and Asia. In the energy markets, profits were recorded late in the month from short positions in unleaded and natural gas futures as prices fell following the release of higher-than-expected storage data.

Charter Welton

Charter Welton decreased in value during June primarily due to losses recorded late in the month in the global interest rate futures markets from long positions in German interest rate futures as bond prices moved lower due to weakness in the euro, gains in the equity markets and a smaller cut in U.S. interest rates than some had expected. Additional losses were experienced late in the month from long positions in U.S. interest rate futures as prices dropped on a dimmed outlook for further aggressive interest rate cuts by the U.S. Federal Reserve following its 0.25% cut after the FOMC meeting. In the currency markets, losses were experienced during mid-month from short crossrate positions in the euro relative to the Japanese yen and from long Japanese yen positions as the value of the yen weakened versus the euro and U.S. dollar on the Bank of Japan's decision to keep its monetary policy unchanged. A portion of these losses was offset by gains recorded from trading nickel and coffee futures late in the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center,
62nd Floor, New York, NY 10048, or your Morgan Stanley Financial
Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each
Fund in the Morgan Stanley Dean Witter Charter Series.  Also provided is the inception-to-date return and the annualized return since inception for each fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE
OF FUTURE RESULTS.
Charter DWFCM

Year				Return
1994 (10 months)			- 7.3%
1995				 21.9%
1996				   4.0%
1997				 26.2%
1998				   5.1%
1999				  -9.2%
2000			 	 23.8%
2001 (6 months)			  -1.5%

Inception-to-Date Return:   	  72.4%
Annualized Return:		    7.7%
____________________________________________________________________________________________

Charter Graham

Year				Return

1999 (10 months)			  2.9%
2000 			 	 22.0%
2001 (6 months)			 -1.7%

Inception-to-Date Return:   	 23.4%
Annualized Return:		   9.4%
____________________________________________________________________________________________

Charter Millburn

Year				Return

1999 (10 months)			 -7.2%
2000 			               12.1%
2001 (6 months)			  -0.9%
Inception-to-Date Return:	                 3.1%
Annualized Return:	                 1.3%
__________________________________________________________________________________________
Charter Welton

Year				Return

1999 (10 months)		 	 -10.7%
2000 				   -8.2%
2001 (6 months)			  -20.0%
Inception-to-Date Return: 		  -34.4%
Annualized Return:		  -16.5%

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended June 30, 2001
(Unaudited)
   	                       Morgan Stanley Dean Witter Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
			Percentage of					Percentage of
			June 1, 2001						June 1, 2001
		Beginning						Beginning
		   Amount	Net Asset Value			Amount		Net Asset Value
		       $	      %			  	 $	    		 %
REVENUES
Trading profit (loss):
  Realized	 (1,628,554)	    (4.13)			      154,939	    0.47
  Net change in unrealized	    970,604	     2.46 			     (220,857)	   (0.68)

  Total Trading Results	   (657,950)	    (1.67)	 	  	      (65,918)	   (0.21)
Interest Income (Note 2) 	    119,274 	     0.30  			      100,230 	    0.31

  Total Revenues	   (538,676)	    (1.37)			       34,312	    0.10

EXPENSES
Brokerage fees (Note 2)	    229,801	     0.58			      190,813	    0.58
Management fees (Notes 2 & 3)	     65,658 	     0.17			       54,517 	    0.17

  Total Expenses	    295,459	     0.75			      245,330	    0.75

NET LOSS   	   (834,135)     (2.12)			     (211,018) 	   (0.65)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan Stanley Dean Witter Charter Graham
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                        $          $						   $            $
Net Asset Value,
  June 1, 2001         2,237,098.670   39,394,544    17.61			2,634,326.928    32,710,773	12.42
Net Loss                       -         (834,135)   (0.37)			        -   	      (211,018)	(0.08)
Redemptions              (12,586.600)    (216,993)   17.24			  (63,970.581)     (789,397)	12.34
Subscriptions             49,578.760      854,738    17.24		 	  113,902.145     1,405,552 	12.34

Net Asset Value,
  June 30, 2001        2,274,090.830   39,198,154    17.24			2,684,258.492    33,115,910 	12.34

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended June 30, 2001
(Unaudited)

   	                       Morgan Stanley Dean Witter Charter Millburn      Morgan Stanley Dean Witter Charter Welton
			Percentage of			   Percentage of
			June 1, 2001				   June 1, 2001
		Beginning				   Beginning
		   Amount	Net Asset Value			Amount	   Net Asset Value
		       $	      %			  	 $	          %

REVENUES
Trading profit (loss):
  Realized	    835,807	     2.57			     (554,436)   	  (2.90)
  Net change in unrealized             (1,654,846)	    (5.09)			     (355,800)	  (1.86)

  Total Trading Results	   (819,039)	    (2.52)	 	  	     (910,236)	  (4.76)
Interest Income (Note 2) 	     97,963 	     0.30  			       59,998 	   0.31

  Total Revenues	   (721,076)	    (2.22)			     (850,238)	  (4.45)

EXPENSES
Brokerage fees (Note 2)                   189,795       0.58                       111,478     	   0.58
Management fees (Notes 2 & 3)              54,227       0.17                        31,850     	   0.17

  Total Expenses	    244,022	     0.75			      143,328	   0.75

NET LOSS  	   (965,098)	    (2.97)			     (993,566)   	  (5.20)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended June 30, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn              Morgan Stanley Dean Witter Charter Welton
	                    Units          Amount    Per Unit				Units        Amount      Per Unit
	                                        $          $						   $            $
Net Asset Value,
  June 1, 2001         3,061,809.494  32,536,220    10.63			2,759,668.642   19,110,495	 6.92
Net Loss                        -       (965,098)   (0.32)			        -         (993,566)	(0.36)
Redemptions              (66,903.426)   (689,774)   10.31			  (82,137.786)    (538,824)	 6.56
Subscriptions             77,839.997     802,530    10.31			   50,210.884      329,383 	 6.56

Net Asset Value,
  June 30, 2001        3,072,746.065  31,683,878    10.31			2,727,741.740   17,907,488 	 6.56

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter
DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean
Witter Charter Graham L.P. ("Charter Graham"), Morgan
Stanley Dean Witter Charter Millburn L.P. ("Charter
Millburn"), and Morgan Stanley Dean Witter Charter
Welton L.P. ("Charter Welton"), (individually, a
"Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter
Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan
Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS &
Co.") and Morgan Stanley & Co. International Limited
("MSIL"). The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc.
("DWFCM").  Demeter, Morgan Stanley DW, DWFCM, MS &
Co. and MSIL  are wholly-owned subsidiaries of Morgan
Stanley Dean Witter & Co..

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures.
Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each
Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW will credit each Partnership with 100% of the interest income Morgan
Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments
Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs -
Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate).
Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset
Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership. Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the
Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date.
Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships
(subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham,
Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's
Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley
DW as described in Note 1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham,
Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership's incentive fee is equal to 20% of the trading profits, which is paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter
DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.